July 20, 2017

United States

Securities and Exchange Commission

100 F Street

Mailstop 3561

Washington, DC 20549

Re:	The Greater Cannabis Company, Inc.
Registration Statement on Form S-1 Filed June 20, 2017 File No. 333-218854

Dear Ms. Ransom:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 14, 2017 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted June 20, 2017 (File No. 333-218854) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1

General

1. The number of shares you are attempting to register appears to represent a substantial percentage of the company´s outstanding shares held by non-affiliates. Given the size of the offering, it appears that this may be a primary offering that can only proceed on an at-the-market basis if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the resales of common shares by Jimmy Wayne Anderson, Alpco, Scottrade Inc., National Financial Services LLC and Emet Capital Partners, LLC are appropriately characterized as transactions eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended. Please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules.

Response: The Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Staff in Question 612.09 of the Compliance and Disclosure Interpretations (“C&DI”) for Securities Act Rules, the proposed offering is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i).

C&DI 612.09 provides that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” It is noteworthy that the secondary offering being registered by the Registration Statement on Form S-1 relates to the resale of shares of common stock issued to shareholders in a spin-off transaction by the Company's parent company, Sylios Corp. For further details of the spin-off transaction, please see page F-8 of the Registration Statement . Shareholders of Sylios Corp, as of the Record Date of February 3, 2017, were distributed shares of the Company on March 10, 2017, the Payment Date, thus a holding period of 5 weeks if tacked back to the date the shareholders must have owned the parent company in order to receive the dividend. No shares issued, as per the spin-off transaction, were issued to any shareholder who did not own shares of the parent company as of the Record Date, thus no consideration was paid to the Company.

244 2nd Ave N, Suite 9	Phone 727-482-1505
St. Petersburg, FL 33701	E-Mail info@greatercannabiscompany.com

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

For the shares issued to Jimmy Wayne Anderson, please see the following summary:

•	2,000,000 shares of common stock issued to Mr. Anderson for services rendered for the benefit of the Company; and

•	19,016 shares issued to Mr. Anderson in the spin-off of the Company; and

•	7 shares held in the names of Mr. Anderson's children; and

•	5,378,476 shares held in the name of Sylios Corp. Mr. Anderson is the President of Sylios Corp and has sole dispositive authority over these shares

•	Total shares controlled by Mr. Anderson is 7,397,499

Of the 7,397,499 shares issued to Mr. Anderson only 19,023 shares are included within the Registration Statement. All 19,023 shares of common stock included within the Registration Statement were issued pursuant to the terms of the spin-off transaction.

As for the shares included within the Registration Statement for Alpco, Scottrade, Inc. and National Financial Services, LLC, although these three shareholders are Broker-Dealers who may at times in the ordinary course of business act as an Underwriter, the Company does not believe that any of these selling stockholders are acting as statutory “underwriters” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

The Company does not believe that Emet Capital Partners, LLC is acting as a statutory “underwriter” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

The Company respectfully advises the Staff that all shares included on the Selling Stockholders table beginning on page 30 of the Registration Statement are shares which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

Prospectus Summary

2. Please tell us why you include the 2.5 million common shares issuable upon conversion of the convertible note issued to EMET in the number of shares of common stock issued and outstanding before and after this offering. In this regard, we note your disclosure that the shares reserved in the EMET transaction will not be issued until you receive a Notice of Conversion from EMET.

Response: In response to the Staff's comments, the Company has updated the Offering Table and accompanying footnotes on page 12 to properly reflect that the shares to be issued to Emet Capital Partners, LLC have not been issued at the time of filing of the Company's Registration Statement. Therefore, the common stock issued and outstanding before this offering has been reduced by 2,500,000 shares.

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

Selling Shareholders

3. We note that certain selling stockholders appear to be broker-dealers or affiliates of broker-dealers notwithstanding your disclosure to the contrary in the last sentence of the first paragraph of this section. Please identify all direct or indirect selling stockholders who are registered broker-dealers or affiliates of broker-dealers, if any. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute securities; if you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. Please revise or advise.

Response: As noted in the Staff’s comment, certain of the selling stockholders are broker-dealers or affiliates of broker-dealers. However, the Company does not believe that any of the selling stockholders are acting as statutory “underwriters” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”

We have revised the selling stockholder table beginning on page 30 of the Registration Statement. to identify those selling stockholders who are broker-dealers or affiliates of broker-dealers. We have also amended the Registration Statement to state that for each selling shareholder who is an affiliate of a broker dealer as noted below has represented that: (1) the selling shareholder purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4. Please explain why the beneficial ownership before the offering of Mr. Anderson, Alpco and Scottrade, Inc. set forth in this table differs from the beneficial ownership of such entities set forth in the table on page 62. In addition, please confirm, if true, that you have disclosed any material relationships between you and Alpco, including any material relationship during the last three years between you and any persons (entities or natural persons) who have control over Alpco. If you have not disclosed such information, please revise to do so. Refer to Regulation S-K Compliance and Disclosure Interpretation 140.02 for more information.

Response: In response to the Staff's comments, we have revised the beneficial ownership of Mr. Anderson, Alpco and Scottrade in the Beneficial Ownership table found on page 68 of the Registration Statement to reflect the correct ownership which is consistent with the number of shares found on the Selling Shareholders table beginning on page 30.

Response: In response to the Staff's comments, the Company had no material relationship to disclose with Alpco or Joseph Hurry, the managing member of Alpco's parent entity and Alpco's sole director.

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5. Please update disclosures in this section to include the interim period financial statements.

Response: In response to the Staff's comments, the Company has updated the disclosures to include the interim financial period on page 61 of the Registration Statement within the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

6. Please revise to discuss your plan of operations for the next twelve months. Please include detailed milestones of your business plan, the costs associated with each milestone, and the time frame for implementing each milestone. In addition, please revise to discuss the nature of any agreements you have with suppliers of the products you intend to sell; if there are any material risks associated with such agreements, such as the risk that the loss of any suppliers will jeopardize your business, please include appropriate disclosure in the Risk Factors section of your prospectus, as well.

Response: In response to the Staff's comments, the Company has included its 12 month business plan divided into quarters, milestones and associated costs on page 56 of the Registration Statement under its Management’s Discussion and Analysis of Financial Condition.

Response. In response to the Staff's comments, the Company has included additional disclosures regarding its suppliers and associated agreements on page 55 of the Registration Statement under its Management’s Discussion and Analysis of Financial Condition as well as on page 18 of the Registration Statement under its Risk Relating to Our Business and Industry.

Recent Developments

7. We note your disclosure regarding the “partial spin-off” of the registrant from Sylios Corp. Please give us your analysis addressing the exemption from registration that was relied upon in connection with the spin-off. Please consult Staff Legal Bulletin No. 4 for further information.

Response: Discussion of Staff Legal Bulletin No. 4

The Securities and Exchange Commission (the “SEC”) has stated that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The Staff of the SEC issued Staff Legal Bulletin No. 4 dated December 16, 1997 (the “Staff Bulletin”) to address whether Section 5 of the Securities Act applies to spin-offs. The Staff Bulletin states that a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

1.	the parent shareholders do not provide consideration for the spun-off shares;

2.	the spin-off is pro-rata to the parent shareholders;

3.	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

4.	the parent has a valid business purpose for the spin-off; and

5.	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

The Company respectfully submits that Sylios Corp, a Florida corporation (“Sylios”), and the Company complied with the Staff Bulletin and met all five conditions set forth above in connection with the tax-free distribution of approximately 80% of the Company’s issued and outstanding common stock to Sylios' shareholders (the “Spin-off”).

We will discuss each condition in turn:

1.	The parent shareholders do not provide consideration for the spun-off shares

In the Spin-off, Sylios' shareholders received shares of the Company’s common stock and were not required to make, and did not make, any payment or provide any consideration for the shares received.

2.	The spin-off is made pro rata to parent’s shareholders

The Spin-off was made on a pro rata basis to all of Sylios' shareholders in proportion to each shareholder’s proportionate share ownership in Sylios. Each Sylios shareholder of record on the record date for the Spin-off received one (1) share of the Company's common stock for every five hundred (500) shares of Sylios common stock held on the record date. The Sylios shareholders had the same proportionate ownership interest in the Company and Sylios both before and after the distribution. Furthermore, fractional shares were rounded up to the benefit of the Sylios shareholders.

3.	The parent must provide adequate information to its shareholders and the trading markets

The securities of Sylios, the original parent company of The Company, are not subject to Section 15(d) of the Securities Exchange Act of 1934. As such, Sylios provided information to its shareholders through National press releases dated December 28, 2016, January 6, 2017, February 24, 2017 and June 27, 2017. In addition, shareholder information and updates are provided on Sylios' corporate website at www.sylios.com and The Company's website at www.greatercannabiscompany.com.

4.	The parent has a valid business purpose for the spin-off

Sylios' Board of Directors determined that there were valid business purposes for the Spin-off. In this regards, Sylios' Board of Directors determined that the separation of Sylios' oil and gas business and the Company’s cannabis related business and the Spin-off would achieve a number of business purposes. The following benefits:

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Strategic Focus and Operational Flexibility. Position each company to pursue a more focused, industry-specific strategy, with the Company well-positioned to pursue value creation strategies in cannabis related business, and Sylios well-positioned to focus on its remaining oil and gas business.

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Management Focus. Allow management of each company to concentrate that company’s resources wholly on its particular market segments, regulatory requirements, customers and core lending businesses, with greater ability to anticipate and respond rapidly to changing markets and new opportunities.

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Isolation of regulatory oversight and risks for each company. Allow for better definition of regulatory responsibilities, implementation of more efficient compliance activities and relations with regulators that are more focused on each company’s distinct operations. In addition, the risk profile for each company will be directly aligned to each company’s operations.

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

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Recruiting and Retaining Employees. Allow each company to recruit and retain employees with expertise directly applicable to its needs and pursuant to compensation policies that are appropriate for its specific lines of business. In particular, following the distribution, the value of equity-based incentive compensation arrangements offered by each company should be more closely aligned with the performance of its businesses, and the employee benefits offered by each company should be better tailored to the nature of each company’s business.

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Access to Capital and Capital Structure. Eliminate competition for capital between the business lines. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish a capital structure and dividend policy appropriate for their business needs.

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Distinct investment identity. Enable investors to evaluate the merits, performance and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics and the investor’s particular different industry focus, investment goals and risk profile.

The Company has been advised that Sylios determined that these constituted valid business purposes for the Spin-off, and the Company believes that these were valid business purposes for the Spin-off.

5.	If the parent spins-off “restricted securities,” the parent must have held those securities for at least two years

The Staff Bulletin states that the two-year holding period condition does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. Sylios formed the Company on March 14, 2014, and accordingly, the Company respectfully submits that this final condition has been satisfied. Additionally, Sylios held the shares for more than two years prior to the Spin-off, which also satisfies this condition.

Directors, Executive Officers, Promoters, and Control Persons

8. Please describe the principal business of Sylios Corp. See Item 401(e) of Regulation SK.

Response. In response to the Staff's comments, the Company has included the principal business activities of Sylios Corp on page 64 of the Registration Statement.

Executive Compensation

9. We note you issued 2,000,000 shares of common stock to your sole officer for services rendered. Please provide the information specified in Item 402(n)(2) of Regulation S-K concerning the compensation of your named executive officer for each of your last two completed fiscal years, in a Summary Compensation Table in the tabular format specified in Item 402(n)(1) of Regulation S-K.

Response. In response to the Staff's comments, the Company has included a Summary Compensation Table for the last two years for its Executives on page 65 of the Registration Statement.

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

Note B – Going Concern

10. We note your disclosure that there are conditions which raise substantial doubt about your ability to continue as a going concern. However, based on your disclosures, it is not clear whether you believe the substantial doubt is alleviated as a result of consideration of management’s plans; or if after consideration of management’s plans, substantial doubt continues to exist about your ability to continue as a going concern within one year after the date the financial statements were issued. Please refer to ASC 205-40-12 and 13 and revise your disclosures accordingly to clarify.

Response: In response to the Staff's comments, the Company has revised the language in Note B-Going Concern on page F-15 of the Registration Statement.

Note C – Artemis Licensing Agreement

11. Please disclose why you failed to pay the $100,000 due within 60 days of the July 31, 2014 agreement date.

Response: In response to the Staff's comments, the Company has revised Note C- Artemis Licensing Agreement on page F-15 of the Registration Statement to explain why the Company failed to make the second payment of $100,000.

12. Please tell us whether Artemis Dispensing Technologies is and/or was a related person as defined in Item 404 of Regulation S-K.

Response: Artemis is a non-affiliated company incorporated under the laws of Canada in July, 1997. No officers or directors of Artemis now, or from the Company's inception, have served as an officer, director or affiliate of the Company and no officers or directors of the Company have served as an officer or director of Artemis.

13. Please disclose whether the license agreement remains in effect, given your failure to pay the $100,000 due within 60 days of the July 31, 2014 agreement date, the failure of Artemis to deliver any prototype, and the expiration of the initial term of the agreement. In this regard, we note the terms of Section 8.0 and Schedule D of the agreement. If you believe that the agreement remains in effect, please disclose the current status of the agreement and of the parties’ obligations and intentions thereunder.

Response: In response to the Staff's comments, the Company has revised Note C- Artemis Licensing Agreement on page F-15 of the Registration Statement to clarify that Management is of the opinion that the licensing agreement is no longer in effect.

14. Please tell us why your website www.greatercannabiscompany.com still discusses the licensing agreement with Artemis Dispensing Technologies and does not explain that you failed to pay the $100,000 due within 60 days of the July 31, 2014 agreement date, that Artemis failed to deliver any prototype, and that the initial term of the licensing agreement expired

Response: In response to the Staff's comments, the Company has revised its website to reflect the failure of the Company to make the second payment to Artemis in the amount of $100,000, Artemis's failure to deliver the prototype and that the initial term of the Agreement expired December 31, 2016 and in the opinion of management the Agreement is no longer in effect. The website changes can be found at: http://greatercannabiscompany.com/licensing/.

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Ms. Ransom, Assistant Director Office of Consumer Products

US Securities and Exchange Commission

July 20, 2017

Signatures

15. Please revise the second signature block to identify your controller or principal accounting officer, as well as your principal financial officer, or the persons performing those roles. Refer to the Instructions to the Signatures section of Form S-1.

Response: In response to the Staff's comments, the Company has revised the second signature block in the Signatures section of the Registration Statement to identify its principal executive officer and principal accounting officer.

Exhibit 5.1

16. We note your opinion in the penultimate paragraph that the “Shares. . . when distributed will be legally issued, fully paid and non-assessable.” It appears that the quoted language applies only to the 2,500,000 of the 24,027,342 Shares covered by the registration statement that are not yet issued and outstanding. Please revise the opinion to also opine that the Shares that are currently issued and outstanding are legally issued, fully paid and non-assessable, if true.

Response: In response to the Staff's comments, the Company's opinion has been revised to opine that the shares that are currently issued and outstanding are legally issued, fully paid and non-assessable in addition to the 2,500,000 shares.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Wayne Anderson
Wayne Anderson, President

Cc: John T. Root, Jr.

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